Mr. Ehrlichman's transactions since August 8, 2025
Date	Securities Acquired (sold)	Price Per Share	Where and how effected
2025-10-01	26,394	N/A (1)	RSU Vesting
2025-10-05	72,853	N/A(2)	RSU Vesting
2025-10-05	65,084	N/A(3)	RSU Vesting
2026-03-19	3,496,948	N/A (4)	Determination PRSU performance criteria satisfied

  15,854 shares were delivered after tax withholding.
  43,762 shares were delivered after tax withholding.
  39,095 shares were delivered after tax withholding.
  Represents shares of the Issuer's Common Stock earned under PRSU award granted on April 7, 2023, following the Compensation Committee's certification of performance achievement on March 19, 2026. The PRSU award was subject to three distinct performance goals of share price, revenue, and Adjusted EBITDA. The earned shares remain subject to a service-based vesting condition through April 7, 2026.